                                                                    EXHIBIT 11.1

                                AMERICREDIT CORP.
                 STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
                (dollars in thousands, except per share amounts)

                                     Years Ended June 30,
                            ----------------------------------------
                               1998          1997           1996
                               ----          ----           ----
Weighted average shares
  outstanding                30,094,394    28,887,362    28,524,571

Incremental shares
  resulting from assumed
  exercise of stock
  options                     2,507,336     1,899,912     1,678,727
                            -----------   -----------   -----------

Weighted average shares
  and assumed incremental
  shares                     32,601,730    30,787,274    30,203,298
                            ===========   ===========   ===========


NET INCOME                  $    60,741   $    38,699   $    21,591
                            ===========   ===========   ===========

EARNINGS PER SHARE:

  Basic                     $      2.02   $      1.34   $      0.76
                            ===========   ===========   ===========

  Diluted                   $      1.86   $      1.26   $      0.71
                            ===========   ===========   ===========

Basic earnings per share has been computed by dividing net income by the weighted average shares outstanding.

Diluted earnings per share has been computed by dividing net income by the weighted average shares and assumed incremental shares. Assumed incremental shares were computed using the treasury stock method. The average common stock market price for the period was used to determine the number of incremental shares.